The 2.2x of Your Investment Starts Now!

If you've been waiting for the *right* moment to start your Collab investing journey — this is it.

Our latest property, **150 Panoramic Way**, is now open for investment on a new platform: **Wefunder**.

Why?

Because it gives you an easier, smoother experience for Reg CF offerings like this one — and comes with *some serious perks* for getting in early.



Early Bird Special — Limited Time Only

When you invest now, you get **15% of revenue every quarter** until your full investment is returned — **plus 120% on top.**

That's **2.2x your money back**, just for being early.

- Example: Invest $100 → Receive back your $100 over time → Receive **another $120** over time
    - (This offer ends when we hit **$250,000** in investments on Wefunder.)

📍 Why 150 Panoramic?

- Breathtaking views of the **San Francisco Bay, Golden Gate Bridge**, and **UC Berkeley**
- **100% occupancy** and recently upgraded
- Modern design with **private decks and premium renovations**

INVEST IN 150 PANORAMIC WITH WEFUNDER

How to Invest on Wefunder (It's Simple) :


Investing as
Myself
Full Name
Excited Investor
Address
123 Broadway
City
San Francisco
State
CA - California
ZIP Code
94111
Country
United States

- Go to the **150 Panoramic Community Page**
- Enter your investment amount (Minimum: just $100)
- Review the terms & FAQs
- Enter your info and select payment method (bank, card, or Wefunder Cash)
- Complete your investment and**you're in!**

Note: *Quarterly payouts begin once we reach $50,000 raised.*

Your $100 Today Could Be Worth $220 Tomorrow

The early bird window is closing fast, and 150 Panoramic is one of our most iconic properties yet.

Ready to take that first step?

INVEST IN 150 PANORAMIC WITH WEFUNDER

-The Team at collab.

RESPECT | FOCUS | COLLABORATION

Reminder: Join Our Next Brunch/Lunch Call

Our next community call is happening:
Friday, May 9th @ 9AM PST / 12PM EST

JOIN OUR BRUNCH / LUNCH CALL HERE

COLLAB ON DISCORD:
Join our **Official Collab Discord** channel to be part of the community conversation. Ask us anything, stay updated on the latest happenings, and share your valuable feedback. Our team is excited to connect and chat with you.

HAVE QUESTIONS?

Feel free to email us at support@collabhome.io and a member of our support team will be there to answer your questions.

SUPPORT CENTER

Visit our Help Center section on our website to access our Blogs, FAQ section, as well as updated Press Release information.

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New York • NY 10151 • United States
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